EUSHI Finance, Inc.

37 Route 236

Kittery Properties Suite 101

Kittery, ME 03904

November 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EUSHI Finance, Inc.

Registration Statement on Form F-10 (File No. 333-283251-01)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

EUSHI Finance, Inc. (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s Registration Statement on Form F-10 (File No. 333-283251-01) filed with the Commission on November 15, 2024, including all exhibits thereto (the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement because it intends to refile the Registration Statement as advised by the Commission.

The Registration Statement has not been declared effective, and no securities of the Company have been sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions in connection with this request, please contact the undersigned at (902) 428-6996 or Byron B. Rooney of Davis Polk & Wardwell LLP at (212) 450-4658.

Sincerely,

EUSHI FINANCE, INC.

By:	/s/ Brian C. Curry
	Name:	Brian C. Curry
	Title:	Corporate Secretary

cc: Byron B. Rooney, Davis Polk & Wardwell LLP